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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                                 APRIL 23, 2001

                        COMMISSION FILE NUMBER 333-37376

                            REDIFF.COM INDIA LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                           MUMBAI, MAHARASHTRA, INDIA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                          MAHALAXMI ENGINEERING ESTATE,
                        1ST FLOOR, L. J. FIRST CROSS ROAD
                       MAHIM (WEST), MUMBAI 400 016, INDIA
                                 +91-22-444-9144
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F  [X]            Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

     Yes  [ ]                  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

     Not applicable.

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ITEM 5:   OTHER EVENTS

     On April 20, 2001, Rediff.com India Limited ("Rediff") filed a report on Form 6-K with the Securities and Exchange Commission attaching thereto, as an exhibit, a press release dated April 19, 2001 announcing Rediff's financial results for the fourth quarter and fiscal year ended March 31, 2001 and other material information. Rediff issued a clarification on its financial result for the fourth quarter and fiscal year ended March 31, 2001 in a press release dated April 20, 2001. A copy of the related press release dated April 20, 2001 issued by Rediff is attached as Exhibit 99.1 and incorporated herein by reference.


ITEM 7: FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

     (c) Exhibits:

     99.1    Press Release dated April 20, 2001.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated: April 23, 2001                       REDIFF.COM INDIA LIMITED

                                            By: /s/ Rajiv Warrier
                                               ---------------------------------
                                            Name:  Rajiv Warrier
                                            Title: Chief Financial Officer

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                                 EXHIBIT INDEX

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
Exhibit Number       Description of Document
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

    99.1             Press Release dated April 20, 2001
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